October 26, 2018

VIA EDGAR

Re:	Change Healthcare Inc.
Draft Registration Statement on Form S-1

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Change Healthcare Inc., f/k/a HCIT Holdings, Inc. (the “Registrant”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission the above-referenced draft Registration Statement relating to the offering of shares of its common stock.

In relation to the draft Registration Statement, please note that the Registrant has previously consulted with the Staff of the Office of the Chief Accountant—Division of Corporate Finance regarding (i) the conclusion that Change Healthcare LLC (the “Joint Venture”) meets the definition of a joint venture with the contributed businesses received by it recorded at carryover basis and (ii) the identity of the Registrant’s predecessors and the historical financial presentation in the draft Registration Statement.

The Registrant is a holding company that does not own any material assets or have any operations other than through its interest in the Joint Venture, which is accounted for under the equity method of accounting, and the Registrant did not have any revenue in its most recently completed fiscal year. Accordingly, the Registrant is an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933, as amended. As disclosed in the draft Registration Statement, however, the Registrant has elected to comply in the Registration Statement with the disclosure requirements otherwise applicable generally to registrants that are not emerging growth companies.

Please do not hesitate to contact me at (202) 636-5804 or William R. Golden III at (202) 636-5526 with any questions you may have regarding this submission.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie